UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Digital Advertising Consortium Kabushiki Kaisha

Kabushiki Kaisha IREP

(Names of Subject Company)

D.A.Consortium Inc.

IREP Co., Ltd.

(Translation of Subject Companies’ Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies’ Incorporation or Organization)

D.A.Consortium Inc.

IREP Co., Ltd.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

D.A.Consortium Inc.

Attn.: Tatsuro Hirayama

Management Planner

Legal Department

Yebisu Garden Place Tower, 33F, 4-20-3 Ebisu,

Shibuya-ku, Tokyo 150-6033,

Japan

(phone number: 81-3-5449-6360)

IREP Co., Ltd.

Attn.: Takanobu Kosugi

Team Manager

Legal Team

Sanno Park Tower, 7F, 2-11-1 Nagatacho,

Chiyoda-ku, Tokyo 100-6107,

Japan

(phone number: 81-3-3596-8050)

(Names, Addresses (including zip code) and Telephone Numbers (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description

1	English translation of a press release dated May 11, 2016 of D.A.Consortium Inc. and IREP Co., Ltd. announcing the establishment of a joint holding company and preparation of a share transfer plan (“Announcement of Management Integration through Establishment of a Joint Holding Company (Joint Share Transfer) by D.A.Consortium Inc. and IREP Co., Ltd.”).

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Each of D.A.Consortium Inc. and IREP Co., Ltd. is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

D.A.Consortium Inc.

By:	/s/ Hirotake Yajima
	Name:	Hirotake Yajima
	Title:	President & CEO

Date: May 11, 2016

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IREP Co., Ltd.

By:	/s/ Atsushi Nagai
	Name:	Atsushi Nagai
	Title:	Director & CFO

Date: May 11, 2016